

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

January 6, 2015

<u>**VIA ELECTRONIC MAIL**</u>

W. John McGuire, Esq.
Morgan, Lewis & Bockius LLP
2020 K Street, NW
Washington, DC 20006

      Re: <u>SSgA Funds Management, Inc., et al. (File No. 812-14165)</u>

Dear Mr. McGuire:

      By form APP-WD filed with the Securities and Exchange Commission on January 6, 2015, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

           Sincerely,

           /s/ Mary Kay Frech

           Mary Kay Frech
           Branch Chief

cc: Dalia O. Blass, Assistant Director
     Kay-Mario Vobis, Senior Counsel
     Joshua A. Weinberg, Esq., State Street Global Advisors